ORGANIGRAM ANNOUNCES STOCK OPTION GRANT

MONCTON, Feb. 2, 2018 /CNW/ - Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the "Company" or "Organigram"), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, announces that it has granted stock options for a total of 360,000 common shares of Organigram to employees and a director of the Company. In accordance with prior commitments, 25,000 of these stock options are exercisable at $5.50 per stock option; 280,000 of these stock options are exercisable at $4.83 per stock option; and, 55,000 of these stock options are exercisable at $4.30 per stock option. All options will expire on February 1, 2028.

This stock option grant is subject to TSX Venture Exchange approval.

For more information, visit www.Organigram.ca

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Organigram Holdings Inc.	Organigram Holdings Inc.
Greg Engel	Dylan Rogers
Chief Executive Officer	Investor Relations Analyst
gengel@organigram.ca	drogers@organigram.ca
(416) 435-8091	(506) 232-0121